UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42100

RAYTECH HOLDING LIMITED

(Exact name of registrant as specified in its charter)

Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On December 23, 2025, Raytech Innovation Limited (the “Purchaser”), a wholly-owned subsidiary of Raytech Holding Limited (the “Company”), a business company incorporated in the British Virgin Islands with limited liability, entered into an Agreement for Sale and Purchase of 100% of the Issued Share Capital in Worry Free Group (HK) Limited (the “Sale and Purchase Agreement”) with Wang Yafeng (the “Vendor”), as the legal and beneficial owner of 100,000 shares of Worry Free Group (HK) Limited (the “Target”). Pursuant to the Sale and Purchase Agreement, the Purchaser has agreed to acquire from the Vendor 100,000 ordinary shares of the Target, representing 100% of the issued share capital of the Target (the “Sale Shares”). The completion of the transaction is subject to the satisfaction of certain customary closing conditions as set forth in the Sale and Purchase Agreement. Upon completion, the Target will become an indirect wholly-owned subsidiary of the Company.

The aggregate consideration for the Sale Shares is US$6,099,000, payable as follows: (i) US$4,099,000 in cash at the completion of the transaction, and (ii) the issuance of a promissory note in the principal amount of US$2,000,000 (the “Promissory Note”) to the Vendor or his nominee(s) at completion. The Promissory Note will bear interest at a rate of 2% per annum and will mature on the second (2nd) anniversary of its issuance date.

The foregoing description of the Sale and Purchase Agreement and the Promissory Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Sale and Purchase Agreement and the Promissory Note, copies of which are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K.

The contents of this Report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-290696) that was initially filed with the SEC on October 3, 2025 and declared effective by the SEC on December 18, 2025.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Agreement for Sale and Purchase of 100% of the Issued Share Capital in Worry Free Group (HK) Limited, by and between Wang Yafeng and Raytech Innovation Limited, dated December 23, 2025.
99.2	Promissory Note, issued by Raytech Innovation Limited in favor of Wang Yafeng (included as an exhibit in Exhibit 99.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Raytech Holding Limited

Date: December 29, 2025	By:	/s/ Tim Hoi Ching
	Name:	Tim Hoi Ching
	Title:	Chief Executive Officer

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